Exhibit 99.11

Press Release

Total Gabon Divests its Portfolio of

Mature Non-Operated Assets

Paris, July 30, 2020 – Total announces that its 58% owned affiliate Total Gabon has signed an agreement with Perenco to divest its interests in seven mature non-operated offshore fields, along with its interests and operatorship in the Cap Lopez oil terminal. The transaction remains subject to approval by the Gabonese authorities.

The price to be paid by Perenco will be between $290 million and $350 million, depending on future Brent prices. The production divested by Total Gabon amounted to approximately 8,000 SEC barrels of oil per day in 2019.

“This transaction demonstrates our ability to high grade Total E&P’s portfolio by monetizing mature fields with high breakeven point,” commented Arnaud Breuillac, President Exploration & Production at Total. “We remain fully committed to Gabon through our operated production clusters at Anguille-Mandji and Torpille-Baudroie-Mérou, where we continue to maximize value for all stakeholders.”

List of assets included in the transaction
Area	Field	Total Gabon’s Interests	Total Gabon’s interest after the transaction	Operator
Grondin	Grondin	65.275%	0%	Perenco Oil & Gas Gabon
	Gonelle	65.275%	0%
	Barbier	65.275%	0%
	Mandaros	65.275%	0%
Torpille	Girelle	65.275%	0%
	Pageau	65.275%	0%
	Hylia	37.5%	0%
Cap Lopez oil terminal		100%	0%	Total Gabon

About Total Gabon

Total has been operating in Gabon for more than 90 years and is a major player in the country’s upstream and downstream businesses. In 2019, Total Gabon’s SEC production came to around 33,000 barrels of oil equivalent per day.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

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